Exhibit 3.1

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.1

ARTICLE 1: (Name)

The name of the corporation is Banco Latinoamericano de Exportaciones, S.A. in Spanish and Latin American Export Bank, Inc. in English, and it may also do business under the commercial name BLADEX.

ARTICLE 2: (Purpose)

The purpose of the corporation is to promote the economic development of Latin American countries, mainly by promoting foreign trade. For the attainment of this purpose, the corporation may:

a)	Establish a Latin American credit system for the export of goods and services, which shall include granting direct export loans, including financing the stages prior to and after export.

b)	Foster a market for bank acceptances extended as a result of operations pertaining to the export of goods of Latin American origin;

c)	Promote the establishment of a Latin American system of export credit insurance and mechanisms that may supplement existing national systems;

d)	Collaborate with Latin American countries in conducting market research, with a view to promoting their exports of goods and services; and

e)	Generally, engage in any kind of banking or financial business intended to promote the development of Latin American countries.

The corporation may also engage in activities other than those described above, provided that, to such effect, it has obtained the approval of the shareholders in a resolution adopted by the affirmative vote of one-half ( 1/2) plus one of the common shares, either present or represented, in a meeting of shareholders called to obtain such authorization, which affirmative vote shall necessarily include the vote of three-fourths ( 3/4) of class A common shares issued and outstanding.

ARTICLE 3: (Powers)

In pursuit of the above-mentioned purposes, the corporation shall have, among others, the power to:

a)	Grant loans and extend credit guaranteed by commercial documents, by credit instruments or by any other form of security, relating to the export of goods and services of any kind;

[1]	The Amended and Restated Articles of Incorporation as filed with the Public Registry of Panama are originally written in Spanish language. This is an English translation of such Amended and Restated Articles of Incorporation. In the event of any discrepancies between the meaning of the terms of the Articles of Incorporation in English and the Articles of Incorporation in Spanish, the meaning of the terms of the Articles of Incorporation in Spanish will govern.

b)	Own, hold, purchase, sell, withdraw, make, draw, accept, endorse, discount, guarantee and carry out any operation with promissory notes, bills of exchange, option certificates for the acquisition of shares and any other securities or credit instruments in any country, as well as to carry out foreign exchange operations;

c)	Borrow and accept credits from any companies or banking and credit institutions, and to issue bonds, debentures, promissory notes and any other kind of obligations or instruments;

d)	Act as an international financial agent;

e)	Generally, carry out any kind of banking, securities and financial operations.

The list of powers mentioned above shall not be construed as a limitation or restriction of the powers of the corporation, but on the contrary, as additional and supplementary to the general powers and authorities granted to corporations by the laws of the Republic of Panama.

ARTICLE 4: (Authorized Capital)

The corporation shall have an authorized capital of one hundred and eighty-five million (185,000,000) shares, divided as follows:

a)	One hundred and eighty million (180,000,00) common shares without par value comprised of

1)	Forty million (40,000,000) class A common shares without par value;

2)	Forty million (40,000,000) class B common shares without par value;

3)	One Hundred million (100,000,000) class E common shares without par value; and

b)	Five million (5,000,000) preferred shares with a par value of ten U.S. dollars (US$10.00) each.

The authorized capital shall be at least equal to the total amount represented by the preferred shares with par value, plus an amount to be determined in respect of every common share without par value to be issued, and the amounts from time to time added to the authorized capital by resolution of the board of directors.

All common shares shall have the same rights and privileges regardless of their class, except in such cases where these articles of incorporation provide otherwise. Each class A, class B and class E common share shall be entitled to one vote in the meetings of shareholders, except that in respect of the election of directors, voting rights shall be exercised cumulatively by class as provided by article 12 of these articles of incorporation.

Class A common shares may only be issued as registered shares in the name of any of the following entities in Latin American countries:

a)	Central banks;

b)	Banks in which the State is the majority shareholder; or

c)	Other government agencies.

Each country shall expressly appoint the entity that is to subscribe the class A common shares allotted to it. For the purposes of these articles of incorporation, the expression “Latin American countries” includes the countries, associated free states and island territories in the Caribbean.

Class B common shares may only be issued in the name of banks or financial institutions.

Class E common shares may be issued in the name of any person, whether a natural person or a legal entity.

Preferred shares shall be issued by the board of directors, from time to time, in the amounts, for the consideration and in the manner which it may determine. Such shares may be issued to the bearer or in registered form as the board of directors may determine. The holder of a certificate of preferred shares issued to bearer may exchange such certificate for another certificate issued to its name and representing the same number of preferred shares; and the holder of a certificate of preferred shares issued in registered form may exchange such certificate for another certificate issued to bearer and representing the same number of preferred shares, subject to the restrictions which it may be necessary or convenient to adopt in order to comply with applicable laws on the transfer shares in any jurisdiction where the proposed transfer is to have effect.

Preferred shares are subject to the following provisions:

a)	They shall receive a minimum annual preferred dividend to be declared by the board of directors, and to be paid, as any other dividend, in semiannual or quarterly installments. The amount of such dividend, which may be fixed on the basis of a percentage of the par value of preferred shares, shall be determined by the board of directors at the time when it authorizes the issue of preferred shares as provided above;

b)	The corporation may not pay any dividend in cash for common shares in any fiscal year until it has paid the minimum preferred dividend corresponding to preferred shares in that year, or in any other previous year in which the aggregate total dividend corresponding to preferred shares has not been paid;

c)	In the event that the corporation fails to pay the aggregate total amount of the minimum preferred dividend corresponding to preferred shares in a given fiscal year, and during the following two years fails to pay the aggregate total amount of the minimum preferred dividend corresponding to preferred shares in those two following years, as well as the amount which it had failed to pay in respect of such first year, or if the corporation, on the due date for payment as indicated under f) below in connection with preferred shares, it fails to make any payment to the sinking fund or fails to redeem any preferred shares, and provided always that at the time of the occurrence of any of the above such preferred shares represent at least ten percent (10%) of the total paid in capital of the corporation, the holders of preferred shares shall be entitled to elect a member of the board of directors, who shall continue in office until the circumstances from which his appointment has arisen cease to exist;

d)	Preferred shares shall not have voting rights, except for the election of a director in the event mentioned in paragraph c) above;

e)	Preferred shares shall have no preemptive rights under article 6 of the articles of incorporation;

f)	In addition, pursuant to article 2 of Law 32 of 1927 on corporations, preferred shares shall be subject to such designations, preferences, privileges, restrictions or qualifications (including, without limitation, provisions concerning redemption of preferred shares through the creation of a sinking fund or otherwise) as the board of directors may determine at the time of authorizing the issue of preferred shares.

ARTICLE 5: (Transfer and Exchange of Shares)

Class A common shares may only be transferred between the agencies designated by each Latin American country.

Class B common shares may only be transferred between banks and financial institutions.

Class E common shares may be freely transferred to any person, whether a natural person or a legal entity.

Preferred shares may be freely transferred, provided that any restrictions, which it may be necessary or appropriate to apply in order to comply with existing legislation concerning transfer of shares in any jurisdiction where the proposed transfer is to have effect, are abided by.

The holders of class B common shares may at any time, and with no limitation, exchange class B common shares for class E common shares, at a rate of one (1) class B common shares for one (1) class E common shares. Wherever the right of conversion dealt with in this paragraph is exercised, the class B shares being exchanged shall de converted into class E shares, and consequently the certificates representing the shares that are transferred shall be cancelled, and in their stead new certificates representing class E shares shall be issued.

ARTICLE 6: (Pre-emptive Rights)

Class A and class B shareholders shall have pre-emptive rights in respect of shares of the same class of shares owned by them that may be issued by virtue of a capital increase, in proportion to the shares of the class owned by them. Notwithstanding the above, in any given year, the corporation may sell up to three percent (3%) of each of the issued and outstanding class A and class B common shares of record as of January 1st of such year without triggering pre-emptive rights with respect to those shares. The holders of class E shares shall have no pre-emptive rights in respect of any class of shares issued by virtue of a capital increase. The liability of shareholders is limited to the amounts unpaid for shares subscribed.

ARTICLE 7: (Share Register)

The share register required by law shall be kept at the main office of the corporation or at any other place determined by the board of directors. The corporation may appoint one or more transfer agents to register and transfer its shares. The share register may be kept by manual, electronic or any other means permitted by law. The shares in the corporation may be issued in the form of share certificates, global share certificates or in book entry form, as determined by the board of directors.

ARTICLE 8: (Domicile)

The domicile of the corporation shall be in Panama City, Republic of Panama, but the corporation may, as approved by the board of directors, carry out operations and establish branches in any part of the world, as well as keep its records and hold assets in any part of the world. The corporation may also establish such subsidiaries, as it may deem convenient in order to conduct its business and its operations, either within or outside of the Republic of Panama.

ARTICLE 9: (Duration)

The duration of the corporation shall be indefinite.

ARTICLE 10: (Meetings of Shareholders)

Meetings of shareholders may be held in the Republic of Panama or in any other country. There shall be a general meeting of holders of the common shares every year, on such date and in such place as may be determined by resolution of the board of directors, to elect directors and transact any other business duly submitted to the meeting by the board of directors.

Holders of the common shares shall hold extraordinary meetings, when called by the board of directors, as it may deem it necessary. In addition, the board of directors or the President of the corporation shall call an extraordinary meeting of holders of the common shares when requested in writing by one or more holders of common shares representing at least one-twentieth of the issued and outstanding capital.

ARTICLE 11: (Notice, Quorum and Voting in Meetings of Shareholders)

In order to have a quorum at any meeting of shareholders, it is required that one-half plus one of the common shares issued and outstanding be represented at the meeting. Whenever a quorum is not obtained at a meeting of shareholders, the meeting shall be held in the second meeting date set forth in the notice of the meeting with the common shares represented in such second meeting date. All resolutions of shareholders shall be adopted by the affirmative vote of one-half plus one of the common shares represented at the meeting where the resolution was adopted. However, the adoption of resolutions regarding the following matters, shall require the affirmative vote of one-half plus one of the common shares represented at the meeting plus three-quarters ( 3/4) of all issued and outstanding class A shares:

a)	Dissolution of the corporation;

b)	Any amendment to articles 2, 3, 4, 11, 12, 16 and 21 of the articles of incorporation;

c)	A merger or consolidation of the corporation.

Notice of meetings of shareholders, whether ordinary or extraordinary, shall be personally delivered to each registered shareholder with voting rights or sent by fax, telex, courier, air mail or any other means authorized by the board of the directors, at least thirty days before the date of the meeting, counted from the date that the notice was sent. The notice of the meeting shall include the agenda of the meeting. At any meeting of shareholders, shareholders may be represented by a proxy who need not be a shareholder, and who may be appointed by public or private document, with or without power of substitution.

Within a period of twenty (20) days prior to the date fixed for holding a meeting of shareholders, or during the meeting, any holder of common shares shall have the right to request, in the first case, the board of directors, and in the second case, the President of the meeting, to include any matter in the agenda. Such matter shall be considered by the meeting if the inclusion of the matter in the agenda is supported by the affirmative vote of two-thirds ( 2/3) of the common shares issued and outstanding.

Whenever the holders of the preferred shares are entitled to vote pursuant to article 4(c) of these articles of incorporation, a meeting of the holders of the preferred shares shall be called by the President of the corporation as soon as possible.

Upon request to the board of directors or the President of the corporation, shareholders representing at least one-twentieth of the issued and outstanding shares of any given class may hold a meeting separately as a class for the purpose of considering any matter which, in accordance with the provisions of these articles of incorporation and the by-laws, is within their competence.

Quorum for a meeting of shareholders of any class of shares of common stock shall require that one-half plus one of the issued and outstanding shares of common stock of the said class be represented at the meeting.

Whenever a quorum is not obtained at a meeting of shareholders of any given class of shares of common stock, the meeting shall be held in the second meeting date set forth in the notice of the meeting with the common shares of that particular class represented in such second meeting date.

ARTICLE 12: (Board of Directors)

The board of directors shall direct and control the business and assets of the corporation, except for those matters specifically reserved to shareholders by law or these articles of incorporation. The board of directors may grant general and special powers of attorney, authorizing directors, officers and employees of the corporation or other persons to transact such business and affairs within the competence of the board of directors, as the board of directors may deem convenient to entrust to each of them.

The board of the directors shall consist of ten (10) members, as follows:

(a)	three (3) directors shall be elected by the holders of the class A common shares;

(b)	two (2) directors shall be elected by the holders of the class B common shares;

(c)	three (3) directors shall be elected by the holders of the class E common shares;

(d)	two (2) directors shall be elected by the holders of all of the common shares. The board of directors shall nominate candidates for these directorships. Such candidates shall include the Chief Executive Officer of the corporation.

Notwithstanding the foregoing, whenever the total number of issued and outstanding class B shares is less than twenty percent (20%) but more than or equal to ten percent (10%) of the total number of issued and outstanding common shares of the corporation, the holders of the class B shares shall be entitled to elect only one director, and if such number were to be less than ten percent (10%) of the total number of issued and outstanding common shares of the corporation, the holders of the class B shares shall forfeit their right to elect directors of the corporation, without being able to regain such right again. Vacancies occurring in the board of the directors by virtue of a reduction in the number of directors elected by the class B shares shall be filled by the holders of the class E shares. For purposes of this paragraph, beginning in the year 2001, on the first business day of each year, the President and the Chief Executive Officer of the corporation shall jointly determine, based upon the stock register of the corporation, the percentage that the total number of issued and outstanding class B shares bear to the total number of issued and outstanding shares of common stock of the corporation. Should the percentage so determined be such as to require a reduction in the number of directors whom the holders of Class B common shares are entitled to elect in accordance with the provisions of this article, the board of directors of the corporation shall, by means of a resolution, fix the number of directors to be elected by each class of shares in the next annual meeting of shareholders. This resolution of the board of directors shall be recorded in the Public Registry.

In the annual ordinary meeting of shareholders, the shareholders of each class shall elect the directors that they are entitled to appoint, in accordance with this article and the other provisions of these articles of incorporation. For all legal purposes, the composition of the board of directors shall remain the same until the new director or directors have been elected by the annual ordinary meeting of shareholders.

The directors shall be elected for periods of three (3) years, and they may be re-elected.

Whenever a person is elected as a class A or class B director, as the case may be, because such person holds an office at a particular governmental or banking institution, such person shall submit his or her resignation as a director of the corporation if such person ceases to have such a relation with the said institution. Should such person fail to submit his or her resignation as a director of the corporation, the board of directors may declare the position vacant and proceed to fill the vacancy by electing a new director. The new director shall hold such office for the remainder of the period of the director being replaced.

As provided in article 4 (c) of these articles of incorporation, in the event that the corporation fails to pay the minimum preferred dividend corresponding to the preferred shares for any fiscal year, and for the following two fiscal years, or if the corporation fails to make any payment to the sinking fund or to redeem the preferred shares as provided in article 4(f) hereof, and provided that at such time the issued and outstanding preferred shares represent at least ten percent (10%) of the total paid-in capital of the corporation, the holders of the preferred shares shall be entitled to elect a member of the board of directors who shall remain in office until the circumstances that caused his appointment cease to exist.

The holders of the class A, class B and class E shares shall vote separately as a class for the election of the directors of the corporation. The provisions of these articles of incorporation with respect to separate meetings by class of holders of shares of common stock for the election of directors shall also apply to the meetings of the holders of the preferred shares for the election of the director to be elected by the holders of the preferred shares.

The holders of the class A, class B and class E shares may meet separately as a class, whenever deemed convenient, for the sole purpose of removing a director elected by such class. In addition, each class of shares of common stock may meet separately as a class in order to elect a new director to fill a vacancy in the directors elected by such class, for the remainder of the period of the director being replaced.

For the election of directors, the shareholders of each class shall have a number of votes equal to the number of shares of such class held by the shareholder multiplied by the number of directors to be elected by such class, and the shareholder can cast all of the votes in favor of one candidate or distribute them among all the directors to be elected or among two or more of them, as the shareholder may decide.

The meetings of the board of directors shall be held at least once every three (3) months in the Republic of Panama or in any other country. Directors will be deemed to be present at meetings of the board of directors if they are in direct communication by telephone, videoconference or any other means of communications authorized by the board of directors.

Notice of meetings of the board of directors shall be given to each director by an officer of the corporation by personal delivery or by fax, email, telex, courier or air mail. The presence of at least six (6) directors shall be required in order to hold a valid meeting of the board of directors.

The resolutions of the board of directors shall be adopted by the affirmative vote of the majority of the directors present at the meeting.

Written resolutions of the board of directors that have been signed by at least six (6) directors of the corporation shall be valid and binding resolutions of the board of directors, even if they have been signed on different dates and in different places, provided that the proposed resolution has been timely circulated to all directors.

ARTICLE 13: (Committees)

The board of directors may create one or more committees that shall have the powers and the duties delegated to them by the board of directors, subject to the provisions of these articles of incorporation. Each committee shall have two or more members of the board of directors, appointed in the manner and for the term which the board of directors may determine.

ARTICLE 14: (Advisory Council)

The board of directors may appoint an advisory council that may be comprised of up to ten (10) persons. The advisory council shall meet twice a year or whenever the board of directors of the corporation may convene it, and its duties shall only consist of providing advice to the board of directors.

ARTICLE 15: (Officers)

The corporation shall have a President, a Chief Executive Officer, a Treasurer and a Secretary who shall be elected by the board of directors; and it shall also have such other officers as the board of directors may determine from time to time.

ARTICLE 16: (Chief Executive Officer)

The Chief Executive Officer shall be the legal representative of the corporation, and shall have the following powers subject to the directives established by the board of directors:

a)	To manage the affairs of the corporation on a daily basis, especially the execution of its programs, the conduct of its operations, the custody of its patrimony and the fulfillment of all of the resolutions of the board of directors;

b)	To appoint, promote, transfer and remove the corporation’s employees, as well as to fix their remuneration and other working conditions;

c)	To grant powers of attorney to be granted for the purposes of judicial or out-of-court representation of the corporation;

d)	To participate in the meetings of the board of directors, and to authorize by his signature the corporation’s acts, contracts and documents, within the parameters established by the board of directors; and

e)	Any other powers which the board of directors may delegate to him.

In the permanent absence of the Chief Executive Officer, the representation of the corporation shall rest on the person or persons whom the board of directors may determine from time to time.

ARTICLE 17: (By-laws)

The board of directors may adopt and amend the by-laws of the corporation.

ARTICLE 18: (Amendments)

The corporation reserves the right to amend these articles of incorporation, from time to time, as the shareholders may approve, in accordance with article 11 of these articles of incorporation, and all of the rights conferred to shareholders, directors and officers shall be subject to this reservation.

ARTICLE 19: (Resident Agent)

As long as the board of directors does not otherwise decide, the resident agent of the corporation shall be the law firm of Arias, Fábrega & Fábrega, with a domicile in Plaza Bancomer Building, Fiftieth street, Panama City, Republic of Panama.

ARTICLE 20: (Subscribers)

The names, addresses and the number of shares subscribed by the original subscribers of shares in the corporation appear set down in the original Articles of Incorporation of the corporation, which has been duly registered in the Public Registry of the Republic of Panama.

ARTICLE 21: (Fundamental Financial Policies)

The fundamental financial policies of the corporation are the following:

a)	In all its credit operations the corporation shall be guided by business criteria framed within the conditions of competition in the financial markets wherein it may operate. Specifically, the corporation shall not grant subsidies of interest rates nor banking commissions under any circumstances.

b)	For the rediscount of documents and the granting of loans, the corporation shall ascertain the existence of adequate conditions for the convertibility and transferability of currencies required to liquidate the corresponding obligations at maturity and, when proper, shall adopt the necessary measures to comply with such conditions.

c)	The corporation may only negotiate bankers acceptances related to the export of goods and services originating from a country whose corresponding state agency is the holder of class A common shares.

d)	The corporation shall only deal with banker’s acceptances that comply with the following requirements:

1)	That they be contained in documents specifying the goods or services being exported, their origin and country of destination.

2)	That they be stated in freely available convertible currencies.

The board of directors shall determine the other characteristics and conditions to be met by documents which may be negotiated by the corporation.

e)	The negotiation of banker’s acceptances by the corporation may consist of:

1)	The mere intervention of the corporation in placing them in international financial markets; or

2)	Acquisition thereof for holding the same in the corporation’s portfolio; or

3)	The endorsement of such documents for their placement in international financial markets.

f)	The corporation may only extend lines of credit in favor of central banks, commercial banks, financial organizations or other corporations or borrowers of countries where the corresponding state entity in said country is the holder of class A shares.

g)	The corporation may accept sight and time deposits, negotiate loans and lines of credit in its favor and, in general, issue all type of securities to obtain financial resources. The conditions of these operations by the corporation shall be framed within the policies to which effect determines the board of directors.

h)	The corporation may carry out studies and take any steps that it may deem relevant to establish export credit insurance systems of a multinational nature and collaborate with Latin American countries in carrying out market research for the promotion of exports of goods and services, in accordance with programs approved by the board of directors for such purpose.

ARTICLE 22: (First Transitory Article)

Without prejudice to the provisions of article 12 of these articles of incorporation, and in order to maintain a staggered board, the directors of the corporation shall be the following persons as from the moment of approval of these amendments to the articles of incorporation.

Name	Represents Class	Term Expires	Address
Guillermo Güemez García	A	2002	5 de Mayo No. 2, 4to. Piso Colonia Centro, Código Postal 06059 México D.F

Rossano Maranhao Pinto	A	2001	Edif. Sede III—24 Andar CEP.70089-900 Brasilia—DH—Brasil

Sebastiao G. Toledo Cunha	B	2001	A. Paulista 1000–16 Piso CEP.01310-912 Sao Paulo, SP, Brasil

Ernesto A. Bruggia	B	2002	San Martín 137, Piso 1 1004 Bueno Aires, Argentina

Roland B. Bandelier	B	2001	7 World Trade Center, 26th Floor, New York New York 10048, U.S.A.

Valentín E. Hernández	B	2002	111 Wall St., 19th Floor, Zone 1, New York New York 10043, U.S.A.

Mario Covo	E	2002	17 Park Drive South Rye, New York, 10580 U.S.A.

Will C. Wood	E	2003	1550 El Camino Real, Suite 275, Menlo Park CA. 94025, U.S.A.

José Castañeda Vélez	All	2003	Calle 50 & Aquilino de la Guardia, Apdo. 6-1497 El Dorado, Panama Republic of Panama

Gonzalo Menéndez Duque	All	2003	Teatinos No. 180, Piso 13 Habitación No. 1322 Santiago, Chile

ARTICLE 23: (Second Transitory Article)

Upon the approval of these amendments to these articles of incorporation, all class B and class C shares of common stock shall be automatically converted into the new class B shares of common stock, without requiring any further act or authorization, at the rate of one class B or class C share of common stock, as the case may be, for one new class B share of common stock.